

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2014

Via E-mail
Dr. Mehran P. Ghazvini
Principal Executive Officer and Chief Financial Officer
Global Green, Inc.
2820 Remington Green Circle
Tallahassee, FL 32308

Re: **Global Green, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 9, 2013
File No. 333-174853

Dear Dr. Ghazvini:

We have completed our review of your filings. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information in the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief